

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

September 28, 2006

Konstantin Tsirulmikov, Chief Executive Officer
      and President
Sunrise Energy Resources, Inc.
551 Fifth Avenue, Suite 2020
New York, NY 10017

     Re: **Sunrise Energy Resources, Inc.**
             Registration Statement on Form SB-2
             Filed September 15, 2006
             File No. 333-137360

Dear Mr. Tsirulmikov:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 Filed on September 15, 2006

General

1. We note that under the equity line, you may be required to issue up to 30 million shares at the current price of your securities. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Use of Proceeds, page 18

2. We note your disclosure indicating you intend to spend $1.5 million on the
    acquisition of additional oil and gas properties. Please expand your disclosures to
    identify and describe the properties you have arranged to acquire.

The Selling Securityholder, page 20

3. Please identify the natural person or persons who have voting power and/or
    investment control over the securities to be offered by the selling shareholders.
    See interpretation 4S of the Manual of Publicly Available Telephone
    Interpretations (March 1999 supplement).

4. Disclose the transactions in which each of the selling securityholders received the
    shares being registered for resale. We believe that information regarding the
    transactions in which the selling securityholders received their securities is
    information required to be disclosed under Item 507 of Regulation S-K.

Signatures, page 88

5. Please revise the first paragraph of this section to refer to the Securities Act of
    1933 rather than the Securities Act of 1993.

6. Please identify the individual signing your registration statement as the Principal
    Accounting officer or Controller.

Exhibit 5.1

7. Please note that your exhibit 5.1 should be a legality opinion rather than the
    consent of Gersten Savage.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Description of Business, page 3

8. We note on page 4 that you disclose the present value of your proved reserves (or
    what is more commonly known as PV10) as of December 31, 2005. This measure
    differs from the standardized measure, as calculated and presented in accordance
    with SFAS 69. Please be advised that this disclosure is considered a non-GAAP
    measure. As such, you should provide all disclosures required by Item 10(e) of
    Regulation S-K.

Financial Statements, page F-1
Consolidated Statements of Operations and Comprehensive Loss, page F-3

9. Please round your loss per share data to the nearest cent so as not to suggest that a greater level of precision exists is those measures than in present in your financial results.

Consolidated Statements of Cash Flows, page F-5

10. The indirect method of presenting operating cash flows should begin with net loss, rather than net loss from continuing operations, to comply with paragraph 28 of SFAS 95.

11. We note you present the effect of exchange rate changes on your statements of cash flows as a component of cash flows from investing activities. The effect of exchange rate changes on cash balances held in foreign currencies should be reported as a separate part of the reconciliation of the change in cash and cash equivalents during the period. Please refer to paragraph 25 of SFAS 95, and revise your statements of cash flows accordingly.

12. Please explain to us the nature and origin of the line item, "Reacquisition (deficit) of Sunrise Energy Resources, Inc.," which you have presented as a cash outflow from investing activities, sufficiently to understand the associated cash activity.

13. Please add totals for your financing cash flows; and label all totals appropriately.

Note 3 – Summary of Significant Accounting Policies, page F-7

14. We note that you purchased and sold oil and gas and have reported the associated revenues on a gross basis. Please provide us with the analysis that you performed of the criteria set forth in EITF 99-19 in determining the gross presentation of this revenue is appropriate.

Property, Plant and Equipment, page F-7

15. We note your disclosure in which you describe the treatment of various costs but then indicate that "such costs" have not been incurred as of the date of the financial statements. As it appears you have capitalized costs in the property account, please clarify within your disclosure the type of costs that you have and have not incurred as of December 31, 2005. In addition, please describe for us the nature of the improvement and workover costs you have capitalized and are depreciating on a straight-line basis.

16. Please disclose your accounting policy for assessing impairment of long-lived assets including costs you have capitalized under the successful efforts method.

Note 21 – Shareholders' Equity, page F-16

17. We note your disclosure in which you explain that the transaction between Esko Pivnich and Sunrise Energy Services, Inc. was accounted for as a reverse acquisition, with Esko Pivnich designated as the accounting acquirer of Sunrise Energy Services, Inc., which had been a dormant public shell company. The transaction that you describe would normally be characterized as a reverse merger recapitalization, in which the accounting acquirer would record any assets and liabilities held in the shell entity at their historical cost basis, rather than revaluing these based on estimates of fair value. Therefore, it appears disclosure indicating you did not recognize goodwill because you were unable to estimate fair value should be removed. It would also be appropriate for you to include details of the arrangement, such as the amount and form of consideration, number of shares exchanged by each entity, and the date of completion. Please address the following additional points concerning your accounting for this transaction.

(a)   The adjustment shown in your statements of stockholders's equity (deficit) as the "pre acquisition (deficit) of Sunrise Energy Resources, Inc." does not agree with the corresponding measure disclosed under this heading. Further, the adjustment we would expect to see in the equity accounts to record this transaction would be a value equal to the net assets or liabilities received, at their historical amounts, along with the number of shares of the accounting target that were outstanding immediately before consummating the transaction. We would also expect to see share activity of the accounting acquirer prior to the transaction recast using the share exchange ratio, if other than 1:1.

(b)   Please disclose whether the amounts shown in your equity statement as of December 31, 2003 correspond to the retained earnings of Esko Pivnich prior to the acquisition, as would be required in applying reverse merger accounting. Also, given the par value amounts reported at this earlier point, it does not appear that you adjusted the common stock account of Esko Pivnich to reflect the par value of the outstanding stock of Sunrise Energy Services Inc., after giving effect to the number of shares issued to complete the transaction.

Please revise your financial statements and related disclosures accordingly. Please contact us by telephone if you require further clarification.

Controls and Procedures, page 25

18. We note your statement that there has been no significant changes to your internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date. Please comply with Item 308(c) of Regulation S-B which requires that you disclose *any* change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Form 10-QSB for the Interim Period Ended June 30, 2006

Financial Statements, page 4
Note 22 – Shareholders' Equity, page 20

19. We note that you purchased 100 percent of Pari, Ltd. in exchange for 161,014 shares of your common stock during the first quarter of 2006. In addition, we note your disclosure indicating that the excess of the value of the stock issued over the book value of the net assets acquired was allocated to the drilling/production concessions owned by Pari, Ltd. The guidance in paragraph 35 of SFAS 141 requires an acquiring entity to allocate the cost of an acquired entity to the assets acquired and the liabilities assumed based on their estimated fair values at the date of the acquisition. Please modify your disclosure to clarify whether your purchase price allocation resulted in fair values being assigned to the assets and liabilities acquired; the extent to which you adhered to the guidance outlined in paragraphs 36 through 46 of SFAS 141 should be clear.

20. We see that you report the pre acquisition deficit of Pari, Ltd. as a financing cash outflow amounting to $109,904 in your statement of cash flows for the interim period ended June 30, 2006, while also reporting a financing cash inflow from this transaction amounting to $4,549 in that same period. Given your disclosures under this heading, we understand that you acquired Pari, Ltd. in exchange for common stock. Therefore, other than cash you may have received along with that entity, which would ordinarily be reported in the investing section, we would not expect to see additional activity associated with the transaction. In other words, because you have described this as a non-cash transaction, it would not be presented in your statement of cash flows. Please refer to paragraph 32 of SFAS 95 and revise you statement of cash flows accordingly.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Description of Business, Page 3
Company Overview, page 4

21. We note your statement, "The amount and valuation of the above reserves [referring to the 7.8 MMBBLS associated with your Karaikozovsk field in Ukraine] have not been restated in accordance with the SEC guidelines…." Please amend your document to delete these and any other unproved reserve quantities for which you are unable to show compliance with the provisions in Rule 4-10(a) of Regulation S-X. Based on your disclosures, the quantities you have attributed to Pari, Ltd. here and on page 19, and the volumes described as "…proven reserves reported by the Ukrainian State Reserves Committee" on page 13, appear to also fall under this prohibition, as clarified in SAB Topic 12.A.3.b. You may contact us for assistance in this or any other matter.

Description of Property, page 11

Exploration and Producing Licenses, page 11

22. Please amend your disclosure on page 12 of investments required by the main exploration license agreements amounting to $11.1 million, to disclose the amount you have expended as of year-end 2005.

Proved reserves, page 13

23. We note your disclosure of the results of several well production flow tests. Please amend your document to describe whether the production volumes are oil or gas and to include the dates on which these volumes were produced.

Management Discussion and Analysis of Principal Conditions and Operations, page 16
Discussion and Analysis of Financial Condition, page 19
Results of Operations, page 19

24. Please amend your document to include the unit production costs for each of last three years as prescribed by SEC Industry Guide 2, paragraph 3.A.(ii).

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. If you have any questions regarding engineering comments, please contact Ron Winfrey at (202) 551-3704. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or me at (202) 551-3745 with any other questions.

Sincerely,

Roger Schwall
Assistant Director

Cc: Peter Gennuso